EDGAR Filing
AW - Letter to Withdraw Amendment to Registration Statement

July 9, 1997

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:     Filing Desk

Re:       Apria Healthcare Group Inc.
          Commission File No. 000-19854

Ladies and Gentlemen:

Pursuant to our telephone conversation with your office on July 3, 1997, we hereby officially make application to withdraw Amendment No. 1 (to Registration Statement) on Form 8-A/A of Apria Healthcare Group Inc. (the "Company"), originally filed with the Commission on July 1, 1997. The Company is requesting the withdrawal due to the fact that the Registration Statement amended thereby is not the currently effective Registration Statement on Form 8-A covering the securities in question. The currently effective Registration Statement with respect to those securities was filed with the Securities and Exchange Commission on April 10, 1996. Contemporaneously with the filing hereof, the Company is filing an amendment to the currently effective Registration Statement.

Please provide the Company with a copy of the order granting withdrawal of the Amendment No. 1 described above as soon as it is available. We understand that the filing fee, if any, for the filing being withdrawn is nonrefundable. If you have any questions, please do not hesitate to contact me at 714/427-4422 or our corporate counsel, Raoul Smyth, at 714/427-2018.

                              Very truly yours,


                              /s/  Robert S. Holcombe
                              -------------------------------
                              Robert S. Holcombe
                              Vice President, General Counsel
                              and Secretary